# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BETA TECHNOLOGIES, INC., CIK 0001784570
CUSIP: 086921103
Title of class of securities: CLASS A COMMON STOCK
Address of issuer's principal executive offices: 1150 AIRPORT DRIVE, SOUTH BURLINGTON, Vermont (VT), 05403
Date of event which requires filing of this statement: 11/03/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000901430

## Reporting persons
- John E. Abele: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 12,040,377; shared voting power 5,340,705; sole dispositive power 12,040,377; shared dispositive power 5,340,705; aggregate amount beneficially owned 17,381,082 (7.88% of the class)
  Comment: The percent of class reflected in Row 9 is based upon an aggregate of 220,528,649 shares of Class A common stock outstanding as of December 1, 2025 as indicated in the Issuer's Quarterly Report on Form 10-Q filed December 4, 2025

## Item 1. Issuer
Name of issuer: BETA TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 1150 AIRPORT DRIVE, SOUTH BURLINGTON, VT, USA, 05403

## Item 2. Person Filing
Name of person filing: JOHN E ABELE
Address of principal business office or, if none, residence: C/O THE BOLLARD GROUP LLC, ONE JOY STREET, BOSTON, MA 02108
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Consists of shares of Class A common stock ("Shares") held as follows: (i) 30,342 Shares issuable pursuant to outstanding stock options held by the Reporting Person that are exercisable within 60 days of December 31, 2025; (ii) 937,311 Shares directly held by Spritsail 4 LLC; (iii) 10,286,507 Shares directly held by North Point Partner LLC; (iv) 1,723,528 Shares directly held by Harmony Partner Group LLC; (v) 259,726 Shares of directly held by Spritsail 4A LLC; (vi) 375,155 Shares directly held by Spritsail 9 LLC (vii) 94,192 Shares directly held by Staysail 16A LLC; (viii) 87,920 Shares directly held by Spritsail 2A LLC; (ix) 207,235 Shares directly held by Spritsail 10A LLC; (x) 2,165,679 Shares directly held by Staysail 11 LLC; (xi) 757,687 Shares directly held by Staysail 15 LLC; and (xii) 455,800 Shares directly held by Kynosis, LLC.

The Reporting Person and/or officers of his entities may be deemed to exercise voting and investment discretion over securities held by North Point Partner LLC, Harmony Partner Group LLC, Staysail 11 LLC, Staysail 15 LLC, Spritsail 4 LLC, Spritsail 4A LLC, Spritsail 9 LLC, Staysail 16A LLC, Spritsail 2A LLC, Spritsail 10A LLC, and Kynosis, LLC but the filing of this statement shall not be deemed an admission of beneficial ownership for purposes of Section 13(d) or 13(g) or for any other purpose.
Percent of class: See response to row 11 on the cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on the cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The information set forth in Item 4(a) is hereby incorporated by reference into this Item 6.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- John E. Abele: /S/ JOHN E. ABELE, JOHN E. ABELE (02/13/2026)